Exhibit 99.2

NEWS RELEASE osiskogold.ca

Osisko Gold Completes US$600 Million Aggregate Principal
Amount of 9.250% Senior Secured Notes Offering

Toronto, Ontario, September 30, 2026 – Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") is pleased to announce that it has completed its previously announced offering of US$600 million aggregate principal amount of 9.250% senior secured notes due 2031 (the "Notes"). The Notes will mature on October 1, 2031, and are non-callable for the first two years, and will pay interest semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2027.

The Notes offering was completed on a private placement basis to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act") and outside of the United States pursuant to Regulation S under the Securities Act (the "Offering").

Sean Roosen, Chairman and CEO, commented: "With construction of the Cariboo Gold Project underway following our positive final investment decision earlier this month, the completion of this offering further bolsters our already strong balance sheet position and, together with other available sources of capital, fully funds us through commercial production anticipated in 2029. Refinancing the existing Appian project finance facility on cost-effective terms lowers our overall cost of capital and provides greater financial flexibility as we progress construction. The exceptional support from leading institutional investors underscores the quality of the Cariboo Gold Project, our development strategy and management's ability to deliver. Our focus remains on disciplined project execution while concurrently advancing exploration programs aimed at unlocking the vast exploration potential of the Project and its broader regional land package.”

The Notes are fully and unconditionally guaranteed by certain of the Company’s subsidiaries, which, at closing, consisted of Barkerville Gold Mines Ltd., its subsidiary that holds the Cariboo Gold Project in British Columbia, Canada (the "Cariboo Gold Project" or "Project"), and are secured by a first priority lien on the Company’s and each guarantor’s property, including equity interests owned by the Company and each guarantor in their respective subsidiaries, the interest reserve account and disbursement account described below, and personal and real property, subject to certain exceptions.

The net proceeds from the Offering were approximately US$578.0 million, after deducting the initial purchasers’ discounts and commissions and estimated offering expenses. The net proceeds from the Offering were used to:

•	repay all amounts outstanding, and terminate all commitments, under the Company’s senior secured credit facility with Appian Capital Advisory Limited (the "Appian Credit Facility") with approximately US$120.8 million of the net proceeds from the Offering;

•	fund a segregated interest reserve account in an amount equal to the first five interest payments on the Notes; and

•	fund, with the remaining net proceeds, a segregated disbursement account with funds to be used to advance the Cariboo Gold Project.

Table 1 below summarizes the estimated sources and uses of capital from August 1, 2026, through to forecasted commercial production in H2 2029, after giving effect to the net proceeds from the Offering.

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TABLE 1: Estimated Sources and Uses of Capital (from August 1, 2026 to commercial production)1

Sources of Capital	C$ mm	US$ mm
Cash and cash equivalents, June 30, 2026[2]	$879	$637
Marketable securities, June 30, 2026	$65	$47
Notes proceeds (segregated accounts)[3]	$631	$457
Trafigura Term Loan Prepay Facility	$166	$120
Total Sources	$1,740	$1,261

Uses of Capital	C$ mm	US$ mm
Go-forward Capital Obligation	$990	$717
Corporate G&A	$60	$43
Exploration Expenditures[4]	$164	$119
Debt service, financing, other, net	$311	$225
Total Uses	$1,525	$1,105

SURPLUS	$215	$156

1.	Totals may not add up due to rounding. Assuming a USD:CAD exchange rate of C$1.38 per US$1.00.

2.	As adjusted cash and cash equivalents give effect to US$30 million (C$41 million) in expected gross proceeds from the Trafigura equity investment announced September 14, 2026.

3.	Net proceeds from the Offering of approximately US$578.0 million less repayment of approximately US$120.8 million of amounts outstanding under the Appian Credit Facility.

4.	Exploration expenditures include remaining flow-through expenditure obligations of approximately C$22 million, with the balance related to planned exploration activities across conversion, infill, and CGP deeps exploration surface and underground drilling.

In connection with the Offering, the initial purchasers purchased the Notes at a purchase price of 98.25% of the principal amount of the Notes.

The offer and sale of the Notes have not been and will not be registered under the Securities Act, or any state securities laws, or qualified by way of a prospectus in any province or territory of Canada. The Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Notes sold to persons located or resident in Canada are subject to a customary four-month hold period under Canadian securities laws.

This news release is neither an offer to sell nor a solicitation of an offer to buy any of the Notes being offered in the Offering, nor shall it constitute an offer, solicitation or sale of any Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

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ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a North American gold development company focused on past-producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, currently under construction in central British Columbia, Canada. The Project is situated within the Company's broader Cariboo regional land package, which hosts numerous prospective exploration targets and provides opportunities for future discoveries. Its Cariboo project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskogold.ca	Email: prabenok@osiskogold.ca
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, “forward-looking statements”). Such forward-looking statements, by their nature, require Osisko Gold to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such forward-looking statements are not guarantees of performance and are identified with words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “potential”, “propose”, “project”, “outlook”, “foresee”, “continue”, “objective”, “strategy”, variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including statements pertaining to the Company’s expected funding through commercial production anticipated in 2029; the Company’s expected financial flexibility as it progresses construction; the Company’s focus on disciplined project execution and its plans to advance exploration programs aimed at unlocking the exploration potential of the Project and its broader regional land package; the anticipated use of proceeds from the Offering; the Company’s estimated sources and uses of capital; the ability to develop the Cariboo Gold Project and its status as being fully permitted; the Company's objective of becoming an intermediate gold producer; and the exploration potential and potential for future discoveries (if any) of its properties.

Osisko Gold considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Gold, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Gold and its business. Such risks and uncertainties include, but are not limited to: the absence of further work stoppages or suspensions at the Cariboo Gold Project; risks associated with the development and construction of the Cariboo Gold Project; risks relating to third-party approvals, including the issuance of permits by governments, favourable regulatory conditions and approvals, capital market conditions and the Company’s ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company’s properties; the absence of unforeseen ground conditions or other geological challenges; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management’s geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities; the availability of necessary equipment, supplies and infrastructure; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2025 as well as those risks and factors disclosed in the Company’s most recent financial statements and management’s discussion and analysis and other public filings filed under Osisko Gold’s issuer profile on SEDAR+ (www.sedarplus.ca) and on the SEC’s EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Readers are cautioned that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking statements contained herein are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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